Exhibit (b)(1)

AMENDED AND RESTATED

UNSECURED

LOAN AGREEMENT

No. 33/2007 VC_Lillian

This loan agreement is made as a deed and dated 21 December 2007 by and between:

Lillian Acquisition, Inc., a Delaware corporation, as borrower (the “Borrower”), represented by its sole director and President Elena Shmatova; and

Open Joint Stock Company “Vimpel-Communications”, a Russian joint stock company, as lender (the “Lender”), represented by its General Director Alexander Izosimov and Executive Vice President Nikolay Pryanishnikov,

who make this Agreement on the following terms:

1.	Subject of the Agreement

1.1	This Agreement amends and restates the $41,400,000 loan agreement between the Borrower and the Lender dated 17 December 2007.

1.2	Subject to the satisfaction of the conditions set forth in Section 2.1, the Lender agrees to make loans (individually an “Advance” and collectively the “Loan”) to the Borrower. Each Advance and the amount of the Loan outstanding shall be denominated in US Dollars and the maximum amount of the Loan advanced and not repaid at any time shall not exceed 41,400,000 (forty-one million four hundred thousand) US Dollars (“Maximum Loan Amount”).

1.3	The Borrower shall repay the Loan in full on the date falling 6 months after the first Advance Date (the “Termination Date”).

2.	Loan Drawdown; Balance Computation; and Repayment Procedure

2.1	The Borrower may receive the Loan in one or more Advances upon delivery of an Advance Request in the form attached to this Agreement as Exhibit 1 no later than one Business Day before the date of the requested Advance (which itself must be a Business Day) (the “Advance Date”) and satisfaction on the Advance Date of each of the conditions precedent set out below:

2.1.1	This Agreement remains in full force and effect; and

2.1.2	After giving effect to the requested Advance the amount of the Loan advanced and not repaid will not be greater than the Maximum Loan Amount.

2.2	As used in this Agreement, “Business Day” means a day on which banks in Moscow are open for business generally and banks in New York are open for dealings in US Dollars in the interbank market.

3.	Interest

3.1	The Borrower shall pay accrued interest (as determined in accordance with Section 3.2 of this Agreement) on the US Dollar amount of the Loan advanced upon full repayment of the Loan on the Termination Date.

3.2	Interest on the total amount of Advances shall accrue from and including the first day of an Advance. The rate of interest applicable to an Advance shall be equal to 6% (six per cent.) per annum.

3.3	Interest shall be calculated on the number of days elapsed over a year of 360 days.

4.	Representations and Warranties of the Borrower

The Borrower represents and warrants to the Lender that:

4.1	The Borrower (i) is a corporation duly organized and validly existing under the laws of the state of Delaware, and (ii) has the corporate power and authority to execute, deliver and perform its obligations under this Agreement.

4.2	The transactions contemplated by this Agreement (i) have been duly authorized by all requisite corporate and, if required, shareholder action and (ii) will not violate (a) any material provision of any law, rule or regulation, or the articles of incorporation of the Borrower, or (b) any order of any governmental authority.

4.3	This Agreement has been duly executed and delivered by the Borrower and constitutes the legal, valid, and binding obligation of the Borrower, enforceable against it in accordance with its terms.

4.4	No action, consent or approval of, or registration or filing with or any other action by any governmental authority is or will be required in connection with this Agreement.

5.	Covenants of the Borrower

The Borrower covenants with the Lender that, so long as this Agreement shall remain in effect and until any obligation of the Lender to make Advances hereunder shall have terminated and the Loan and all other sums due to the Lender under this Agreement have been paid in full, it shall furnish the Lender prompt written notice of any Default or Event of Default, which notice shall specify the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto

6.	Defaults and Events of Default

6.1	The occurrence of any of the following events shall constitute an “Event of Default”:

6.1.1	Any representation or warranty made or deemed made in or in connection with this Agreement proves to have been false or misleading in any material respect when so made or deemed made and such misrepresentation continues unremedied for 30 days after the Borrower’s receipt of written notice thereof from the Lender; or

6.1.2	The Borrower fails to make when due any payment required under this Agreement and such failure continues unremedied for 30 days after the Borrower’s receipt of written notice thereof from the Lender; or

6.1.3	The Borrower fails to perform any other covenant, condition, or agreement set forth in this Agreement and such failure continues unremedied for 30 days after the Borrower’s receipt of written notice thereof from the Lender; or

6.1.4	An Act of Insolvency occurs in relation to the Borrower; or

6.1.5	The Borrower becomes bankrupt or insolvent as defined in any bankruptcy or insolvency law applicable to it; or

6.1.6	The Borrower fails to pay or is otherwise unable to pay its debts as they become due.

6.2	As used in this Agreement, “Default” means any event or circumstance which, with notice and/or the passage of time, would constitute an Event of Default, and “Act of Insolvency” means the occurrence of any of the following events:

(i)	the filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy or insolvency law by the Borrower or the admission by the Borrower that it is unable to pay its debts as they become due; or

(ii)	the entering of an order, judgment or decree by any court of competent jurisdiction, on the application of a creditor adjudicating the Borrower as bankrupt or insolvent or approving a petition seeking reorganization or appointing a receiver, trustee, liquidator, administrative receiver, administrator, compulsory manager or other similar officer over all or a substantial part of the Borrower’s assets, and such order, judgment or decree continuing unstayed and in effect for a period of 90 days; or

(iii)	the consent to an involuntary petition in bankruptcy or the failure to vacate, within 90 days from the date of entry thereof, any order approving an involuntary petition by the Borrower.

7.	Liability of the Parties; Dispute Resolution

7.1	The obligations of the Borrower hereunder are unsecured.

7.2	This Agreement is governed by the laws of the England and each Party submits to the jurisdiction of the courts of England in connection with the Agreement. Each Party shall be liable for failure to perform or improper performance of this Agreement in accordance with applicable laws of England.

7.3	Any disputes or differences which cannot be amicably resolved by the Parties within 30 days after the date of occurrence thereof shall be settled by the courts of England, in accordance with applicable laws of England.

8.	Subordination

8.1	The liability of the Borrower to Golden Telecom, Inc. (“GTI”) under the escrow agreement to be dated on or about 21 December 2007 (the “Escrow”) between the Borrower and GTI shall first be paid in full before the Lender shall be entitled to receive or retain any payment or distribution in respect of the Loan or this Agreement.

8.2	For so long as the Escrow arrangement is in place, the Lender will not take any action against the Borrower, demand repayment of the Loan, file for the insolvency of the Borrower, petition or apply or vote in favour of any resolution for any winding up or insolvency proceedings in relation to the Borrower or permit or require the Borrower to pay, repay, defease, purchase or otherwise acquire the Loan.

8.3	The Lender will execute a subordination agreement pursuant to which, upon consummation of a merger of the Borrower with and into GTI, the Loan will be subordinated in all respects to amounts outstanding under the $275 million facilities agreement dated 22 March 2007 (the “GTI Facilities Agreement”) between, amongst others, GTI and Citibank N.A., which subordination deed shall be in form and substance satisfactory to Citibank N.A. and the lenders under the GTI Facilities Agreement.

9.	Miscellaneous

9.1	This Agreement may be extended by mutual consent of the Parties, provided that any amendment complies with all applicable legal requirements. The rights and obligations under this Agreement cannot be transferred or assigned by either Party. The Lender consents to the assumption of this Agreement and the Borrower’s rights and obligations hereunder by any person that becomes the legal successor of the Borrower by operation of law. No person other than the Lender and the Borrower shall have any rights under or by virtue of this Agreement.

9.2	Any amendments hereto shall be executed in writing and signed by both Parties.

9.3	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

9.4	There is no express or implied intention for this Agreement to benefit any third party, and nothing contained in this Agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than the Borrower.

9.5	Subject to this Section 9.5 and Section 8, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any of its terms. GTI may enjoy the benefit of the terms of Section 8 subject to and in accordance with this Section 9.5 and the provisions of the Third Parties Act. The consent of any person who is not a party to this Agreement is not required to rescind or vary this letter at any time, except that the consent of GTI shall be required to rescind or vary Section 8 or this Section 9.5.

In witness whereof this agreement is executed and delivered as a deed on 21 December 2007.

Borrower: Lillian Acquisition, Inc.		Lender: Open Joint Stock Company “Vimpel-Communications”

By:	/s/ Elena Shmatova	By:	/s/ Alexander Izosimov
	Ms. Elena Shmatova		Mr. Alexander Izosimov
Title:	Director and President	Title:	General Director
Date:	Dec. 21, 2007	Date:	Dec. 21, 2007

		By:	/s/ Nikolay Pryanishnikov
Mr. Nikolay Pryanishnikov
		Title:	Executive Vice President
		Date:	Dec. 21, 2007

		By:	/s/ Olga Pozdneeva
Ms. Olga Pozdneeva
		Title:	Chief Accountant
		Date:	Dec. 21, 2007

Exhibit 1

ADVANCE REQUEST

Lillian Acquisition, Inc.

__________ 2007

Open Joint Stock Company “Vimpel-Communications”

Re:	UNSECURED LOAN

AGREEMENT No ____ (the “Agreement”)

Reference is made to the Agreement between yourselves as Lender and us as Borrower dated _______ December 2007 (capitalized terms used and not defined in this letter shall have the meanings specified in the Agreement). This is an Advance Request pursuant to Section 2.1 of the Agreement.

Amount of Advance: USD _______________

Advance Date: _______________

In connection with the requested Advance, the Borrower hereby represents and warrants as of the date hereof that:

(1) Each of the representations and warranties of the Borrower in the Agreement is true and correct;

(2) The Agreement remains in full force and effect;

(3) No Default or Event of Default exists; and

(4) After giving effect to the requested Advance the amount of the Loan advanced and not repaid will not be greater than the Maximum Loan Amount.

The Borrower hereby agrees that and acknowledges that each of the representations and warranties made by it in this Advance Request shall be continuing until such time as the funding of the Advance requested herein and be deemed repeated at such time, unless the Lender shall receive written notice to the contrary prior to the making of such Advance.